September 14, 2022

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Jessica Livingston Eric Envall Hughes Bates

Re:	KingsCrowd, Inc.
Post Effective Amendment No. 2 on Form 1-A
Filed August 11, 2022
File No. 024-11497

Ladies and Gentlemen:

KingsCrowd, Inc. (“we,” “us,” “KCI” or the “Company”) is submitting this correspondence to respond to oral comments relating to Post Effective Amendment No. 2 to the Company’s Form 1-A filed with the Securities and Exchange Commission (“SEC”) on August 11, 2022 (“Amendment No. 2”) that were provided to our counsel by the staff of the SEC (the “Staff”) during a conference call held on August 23, 2022. Based on our conversation with the Staff on August 23, 2022, we are revising only the letter to be sent to investors to:

(i) recite Section 13 of the Securities Act of 1933, as amended (the “Securities Act”), in its entirety;

(ii) advise investors that the Company’s Form 1-A qualified by the Staff included an untrue statement of material fact; specifically, that we were relying on the exemption from the registration provisions of the Securities Act provided by Regulation A thereunder to offer and sell our securities, and that persons who invested during the period when Regulation A was not available to us may bring a claim against us under Section 12(a)(2) of the Securities Act, in addition to a claim under Section 12(a)(1) under the Securities Act; and

(iii) revise language with respect to Section 12(a)(1) and add language regarding Section 12(a)(2) with respect to the time by which an investor must bring an action under Section 13.

In addition, we have added language to the letter and election form to advise investors who elect to have their investment returned to them that the Company will pay interest on such amount from the date the Company accepted an investor’s subscription for the Class A shares through the date on which we return the subscription amount to the investor, as provided in Section 12(a) under the Securities Act.

We hope that the responses we have provided in this correspondence and the revisions that we have made to the letter to investors fully resolve the comments. If you have any questions or further comments, please feel free to contact the undersigned at (914) 826-4520 or by email at chris@kingscrowd.com. You may also contact our counsel, William Ruffa, directly at (646) 831-0320 or by email at bruffa@lawruffa.com.

Very truly yours,

KINGSCROWD, INC.

By:	/s/ Christopher Lustrino

1

PLEASE REVIEW THIS LETTER WITHOUT DELAY.

PROMPT ACTION IS REQUIRED TO PRESERVE YOUR RIGHTS.

Name and Address of Investor

Dear ________:

We are pleased that you decided to purchase shares of our Class A common stock in our Regulation A offering in view of the many other investment opportunities available to you in the online private markets.

We are writing to advise you that we failed to file our semi-annual report on Form 1-SA with the Securities and Exchange Commission (“SEC”) by its due date on November 2, 2021 because we could not generate the required financial statements on a timely basis. Ultimately, we filed our Form 1-SA with the SEC on January 26, 2022. Because we failed to the Form 1-SA by its due date, we were not in compliance with Regulation A until we filed the Form 1-SA. Therefore, we are offering you and other investors who purchased our securities between November 2, 2021 and January 26, 2022 the opportunity to reconfirm your purchase of our Class A shares or to cancel your subscription and receive from us the return of the entire amount you paid for the shares of Class A common stock.

Under Regulation A, each issuer that has filed an offering statement for a Tier 2 offering that has been qualified pursuant to Regulation A must file with the SEC a special financial report on Form 1-SA if the offering statement did not contain unaudited financial statements covering the first six months of the issuer's current fiscal year if the offering statement was qualified during the last six months of that fiscal year. A Form 1-SA must be filed within 90 calendar days after the qualification date of the offering statement and must include the semiannual financial statements for the first six months of the issuer's fiscal year. Our Form 1-A as qualified by the staff of the SEC did not include the semiannual financial statements for the first six months of our fiscal year. Accordingly, we were required to file a Form 1-SA for our Tier 2 offering, which was qualified by the staff of the SEC on August 4, 2021 (SEC File No. 024-11497), within 90 days after qualification, or November 2, 2021. Because we did not file our Form 1-SA on a timely basis, we were not permitted to rely on the exemption from the registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), provided by Regulation A to offer and sell our shares until we filed the Form 1-SA with the SEC. Consequently, during this period, we made offers and sales of our securities in violation of Section 5 under the Securities Act for which Section 12(a)(1) provides a remedy, as described below. Moreover, because our Regulation A offering circular stated that the offer and sale of our Class A common stock was being made in reliance on Regulation A, our offering circular included an untrue statement of a material fact as it relates to offers and sales of securities during the time that we were not in compliance with Regulation A and, as a result, we were in violation of Section 12(a)(2) of the Securities Act. During the period November 2, 2021 to January 26, 2022, we sold 54,364 shares of common stock for an aggregate price of $54,364 to 37 investors, including you.

We are offering you and the other investors who purchased our shares in the Regulation A offering during the period November 2, 2021 through January 26, 2022 the opportunity to reconfirm your purchase of our Class A shares or to cancel your investment and receive from us the return of the entire amount you paid for the shares of Class A common stock plus interest accrued on that amount calculated from the date we accepted your subscription for the Class A shares through the date on which we return your subscription amount. Interest will be calculated at the statutory rate of interest in Delaware, the state in which we are incorporated. In Delaware, the statutory rate of interest is equal to 5% over the Federal Reserve discount rate (6 Del. C. Ann. § 2301(a)). We will calculate the actual interest rate to be applied on the date we return the subscription funds to you based on the Federal Reserve discount rate in effect as of that date.

You must make your decision within 21 days from the date of this letter, otherwise, we will assume that you have elected to reconfirm your purchase of the shares of our Class A common stock and that you have elected not to exercise your right to cancel your subscription for the shares and receive the return of your investment amount.

If you elect to cancel your subscription for the Class A shares, the subscription amount will be returned to you through your account at Republic or by crediting the credit card you used to purchase the shares.

2

We want you to be fully informed in making this investment decision. Toward that end, we set forth below a link to the SEC web page where you can find Post Effective No. 2 to our Form 1-A dated [_____], 2022, which includes the most recent information regarding the Company:

WE ADVISE INVESTORS WHO PURCHASED OURS SHARES DURING THE PERIOD NOVEMBER 2, 2021 THROUGH JANUARY 26, 2022 THAT, NOTWITHSTANDING WHETHER YOU RECONFIRM YOUR INVESTMENT IN OUR COMPANY, YOU HAVE THE RIGHT TO COMMENCE A LAWSUIT AGAINST US IN FEDERAL DISTRICT COURT TO EXERCISE YOUR RIGHTS UNDER THE FEDERAL SECURITIES LAWS, INCLUDING THOSE RIGHTS UNDER SECTION 12 OF THE SECURITIES ACT OF 1933 DURING THE STATUTORY PERIOD.

The “statutory period” under the Securities Act referred to above is found in Section 13 of the Securities Act which provides that:

“No action shall be maintained to enforce any liability created under section 11 or section 12(a)(2) unless brought within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence, or, if the action is to enforce a liability created under section 12(a)(1), unless brought within one year after the violation upon which it is based. In no event shall an action be brought to enforce a liability created under section 11 or section 12(a)(1) more than three years after the security was bona fide offered to the public, or under section 12(a)(2) more than three years after the security was bona fide offered to the public.”

Under Section 13 of the Securities Act:

•

an investor in our Class A common stock that elects to bring an action against us under Section 12(a)(1) would be required to commence the action not later one year after the date on which the investor purchased the shares;

•

an investor in our Class A common stock that elects to bring an action against us under Section 12(a)(2) would be required to commence such action within one year after the discovery of the untrue statement, which, in this case, is one year after the date on which the investor receives this letter notifying him or her of the violation of Section 12(a)(2).

You may have other rights under state law that are not enumerated here.

We advise you that we may use a portion of the net proceeds we receive from our ongoing Regulation A offering to fund payments to investors who elect to receive the return of the amount of their investment in our Company.

Enclosed with this letter is a form by which you can make an election to reconfirm your purchase of our Class A shares or to receive from us the return of the entire amount of your investment in the Class A common stock (the “Election Form”). Also enclosed is a self-addressed, stamped envelope by which you can return the Election Form to us.

Any Election Form received after [_______], 2022 (21 days after the date of this letter) will not be eligible to for consideration of the return of an investor’s subscription funds.

We regret any inconvenience this process may cause to you.

Sincerely,
Christopher Lustrino, Chief Operating Officer

3

KINGSCROWD, INC.

(the “Company”)

ELECTION FORM

Reconfirmation of purchase of Class A Common Stock or Return of Subscription Amount

As described in the letter transmitted to you (the “Information Letter”) with this Election Form (“Election Form”), the Company is offering to each person who subscribed for shares of our Class A common stock (the “Shares”) during the period November 2, 2021 through January 26, 2022 the opportunity to reconfirm such subscriber’s investment in the Shares or to cancel the subscription for the Shares and receive the return of the full amount of his or her investment amount plus interest accrued on that amount from the date we accepted your subscription for the Class A shares through the date on which we return your subscription amount, as described in the Information Letter (the “Election”).

Before you complete or return this Election Form, you should read the Information Letter and Post Effective Amendment No. 1 to our Form 1-A dated [_____], 2022 (“Post Effective Amendment”). You may obtain a copy of the Post Effective Amendment by downloading it from:

_______________________________________________

Please click on the appropriate box to signify your decision and return this form by 5 pm, Eastern time, on [____], 2022 (21 days after the date of the Information Letter) (the “Expiration Time”).

A.	Election

	☐	I elect to RECONFIRM MY SUBSCRIPTION for the Shares.

	☐	Please RETURN MY INVESTMENT in the Shares.

B.	Signature. I hereby represent and confirm to the Company that:

	•	I have received the Information Letter and the Post Effective Amendment.

•

I understand that if I elect to reconfirm my purchase of the Shares, that I will continue to own the number of shares of Class A common stock of KingsCrowd, Inc. that I initially purchased in the Regulation A offering.

•

I understand that if I elect to cancel my subscription for the Shares, the Company will return to me the amount I paid for the Shares and that my name will be removed as a stockholder from the stock ledger books maintained by the Company or any transfer agent for the Shares, and that the subscription funds will be returned to me through my account on the Republic platform or by crediting the credit card I used to purchase the Shares.

	•	I have full power and authority to sign and deliver this Election Form;

•

I understand that the Information Letter and this Election Form contain all of the terms of the Election in its entirety, and that I have not relied on any other documents, other than the Poste Effective Amendment, or oral representations from the Company or any of its officers, directors, employees, representatives, affiliates or agents in making my Election.

•

The Company has not made any recommendation to me as to whether I should elect to reconfirm my purchase of the Shares or cancel my subscription and receive the return of my investment in the Shares, and my election is wholly voluntary.

•	I have obtained the consent of my spouse (if applicable) in connection with my election made herein.

•

I have obtained the consent of any other third party that may be required (in accordance with applicable law or the organizational documents of the entity through which I purchased the Shares) in connection with my Election.

•	My Election is correctly set forth in Section A above.

4

I understand that I must make an election by the Expiration Time and that if I have not returned a completed and signed Election Form prior to the Expiration Time, the Company will assume that I have elected to reconfirm my purchase of the Shares. I understand that I may not revoke my election after the Election Form has been received by the Company and that I cannot change or withdraw my election once I have submitted the Election Form unless the Company has modified the terms of the reconfirmation/return of investment in a material manner.

I also understand that if I alter or modify this Election Form in any way (other than by checking the box corresponding to my election in Section A and completing the signature block below), my alterations and/or modifications will not be effective and will not be binding on the Company.

The Election Form shall be governed by and construed and enforced in accordance with the laws of the State of Delaware.

I UNDERSTAND THAT, NOTWITHSTANDING WHETHER I RECONFIRM MY INVESTMENT IN THE COMPANY, I HAVE THE RIGHT TO COMMENCE A LAWSUIT AGAINST THE COMPANY IN FEDERAL DISTRICT COURT TO EXERCISE MY RIGHTS UNDER THE FEDERAL SECURITIES LAWS, INCLUDING THOSE RIGHTS UNDER SECTION 12 OF THE SECURITIES ACT OF 1933 DURING THE STATUTORY PERIOD.

This form must be completed and signed in the space provided on the ensuing page.

INDIVIDUALS

(Signature of Subscriber)	(Signature of Joint Subscriber)

(Print Name)	(Print Name of Joint Subscriber)

(Date)	(Date)

Address:

Street:

City: State: Zip:

Email:

CORPORATIONS, PARTNERSHIPS, TRUSTS OR OTHER ENTITIES

Name of Subscriber

By:
(Signature)

Name:

Title:

Date:

Address:

Street:

City: State: Zip:

Email:

5